Transatlantic Holdings, Inc.

80 Pine Street

New York, NY  10005

June 15, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Transatlantic Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010 (“2010 Form 10-K”)

File No. 001-10545

Your correspondence dated June 6, 2011

Dear Mr. Rosenberg:

We have reviewed the above-referenced correspondence and reply herein to your comments in the order presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition and Liquidity, Page 67

1.  Please refer to your response to prior comment one. Please provide us proposed disclosure to be included in future periodic reports that expands footnote one to the table on page 69 to disclose that for securities not rated by S&P but are rated by Moody’s, you use Moody’s rating to extrapolate an equivalent S&P rating.

Response:

In response to the staff’s comment, Transatlantic Holdings, Inc. (“TRH”) proposes to change its disclosure of credit ratings prospectively for the most current quarter to distinguish, through the use of footnotes to the table, between credit ratings sourced from Standard & Poor’s (S&P) and those sourced from Moody’s Investor Service (Moody’s).  The proposed disclosure, which follows immediately below, uses data as of December 31, 2010 but is indicative of the format of future disclosures.

Proposed Disclosure:

TRH primarily sources credit ratings from Standard & Poor’s (“S&P”). If a security is not rated by S&P, TRH looks to Moody’s Investor Service (“Moody’s”) for a credit rating. The following table summarizes the credit ratings of fixed maturities held to maturity and available for sale (on the basis of carrying value):

	Ratings as of December 31, 2010 (1)
	AAA (2)	AA (3)	A (4)	BBB (5)	Below BBB or Not Rated (6)	Total
	(in millions)
Held to maturity:
States, municipalities and political subdivisions	$348	$716	$126	$—	$—	$1,190

Available for sale:
U.S. Government and government agencies	890	—	—	—	—	890
States, municipalities and political subdivisions	1,485	2,818	458	72	9	4,842
Foreign government	480	303	18	—	—	801
Corporate	443	971	1,933	342	6	3,695
Asset-backed:
RMBS	164	19	16	—	46	245
CMBS	144	48	45	13	—	250
Other asset-backed	93	—	6	—	—	99
Total available for sale	3,699	4,159	2,476	427	61	10,822

Total fixed maturities	$4,047	$4,875	$2,602	$427	$61	$12,012

Percent of total fixed maturities	33.7%	40.6%	21.7%	3.5%	0.5%	100.0%

(1)       S&P ratings except as otherwise noted.

(2)       Includes $80 million of fixed maturities rated Aaa by Moody’s.

(3)       Includes $313 million of fixed maturities rated Aa by Moody’s.

(4)       Includes $62 million of fixed maturities rated A by Moody’s.

(5)       Includes $40 million of fixed maturities rated Baa by Moody’s.

(6)       Consists of $4 million of BB rated securities, $32 million of CCC rated securities, $14 million of CC rated securities and $11 million of not-rated securities.

2.  Please refer to your response to prior comment two. Please provide us proposed disclosure to be included in future period reports that indicate the total amount of amortized cost and fair value of your special revenue bonds summarized by the nature of activity supporting the bonds.

Response:

In response to the staff’s request, TRH proposes to use the following disclosure, which uses data as of December 31, 2010 but is indicative of the format of future disclosures.

Proposed Disclosure:

State, municipality and political subdivision fixed maturities (collectively “municipal bonds”) represent approximately 46.5% of TRH’s total investments at December 31, 2010. These securities include the general obligations of state and local governments, revenue bonds and pre-refunded bonds.

At December 31, 2010, TRH’s municipal bonds with carrying values of $3.45 billion, or 29% of TRH’s total investments, comprise revenue bonds for which the payment of principal and interest is available solely from the cash flows of the related project. As issuers of revenue bonds do not have the ability to draw from tax revenues, or levy taxes to fund obligations, revenue bonds may carry a greater risk of default than general obligation bonds.

The following tables provide the fair value and amortized cost of TRH’s revenue bonds at December 31, 2010, categorized by state and revenue source:

	Fair Value by Revenue Source
State	Education	Hospital	Housing	Lease revenue	Special tax	Transit	Utilities	All other revenue sources	Total fair value
	(in millions)
New York	$18	$—	$8	$—	$66	$208	$136	$23	$459
California	42	—	—	49	—	33	154	—	278
Texas	31	3	6	—	—	78	136	—	254
Arizona	—	9	—	7	41	46	140	—	243
Missouri	—	48	10	—	—	33	32	37	160
Florida	—	8	2	57	—	52	20	12	151
Michigan	—	5	—	30	—	—	88	1	124
New Jersey	13	—	—	3	—	93	—	—	109
Illinois	—	27	—	—	2	58	11	10	108
South Carolina	29	—	—	5	—	23	50	—	107
Washington D.C.	—	—	—	—	53	53	—	—	106
Ohio	—	56	5	15	—	—	29	—	105
Washington	—	—	—	—	—	—	98	—	98
Virginia	7	—	9	30	8	8	30	4	96
Massachusetts	5	23	7	—	16	35	2	—	88
Oregon	—	—	5	13	—	59	2	—	79
Connecticut	—	—	21	—	49	7	—	—	77
Indiana	—	—	12	6	—	18	19	17	72
Georgia	—	—	—	—	—	21	51	—	72
Maryland	3	—	33	—	—	34	—	—	70
North Carolina	10	13	13	2	—	—	22	6	66
All other states	41	10	236	39	38	83	45	35	527
Total revenue bonds	$199	$202	$367	$256	$273	$942	$1,065	$145	3,449
Total general obligations and pre-refunded fixed maturities									2,633
Total municipal bonds									$6,082

	Amortized Cost by Revenue Source
State	Education	Hospital	Housing	Lease revenue	Special tax	Transit	Utilities	All other revenue sources	Total amortized cost
	(in millions)
New York	$18	$—	$8	$—	$64	$203	$132	$23	$448
California	42	—	—	49	—	34	151	—	276
Texas	30	3	6	—	—	81	134	—	254
Arizona	—	10	—	7	40	44	139	—	240
Missouri	—	48	11	—	—	31	31	36	157
Florida	—	7	3	58	—	51	19	12	150
Michigan	—	5	—	30	—	—	91	1	127
New Jersey	13	—	—	3	—	90	—	—	106
Illinois	—	25	—	—	2	58	13	10	108
South Carolina	28	—	—	6	—	22	49	—	105
Washington D.C.	—	—	—	—	52	55	—	—	107
Ohio	—	54	6	14	—	—	31	—	105
Washington	—	—	—	—	—	—	90	—	90
Virginia	7	—	10	29	8	7	30	3	94
Massachusetts	5	23	6	—	16	36	2	—	88
Oregon	—	—	4	12	—	56	2	—	74
Connecticut	—	—	22	—	46	7	—	—	75
Indiana	—	—	12	6	—	18	19	17	72
Georgia	—	—	—	—	—	21	49	—	70
Maryland	3	—	33	—	—	34	—	—	70
North Carolina	9	13	13	2	—	—	23	6	66
All other states	40	10	239	38	37	84	44	33	525
Total revenue bonds	$195	$198	$373	$254	$265	$932	$1,049	$141	3,407
Total general obligations and pre-refunded fixed maturities									2,568
Total municipal bonds									$5,975

TRH acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ STEVEN S. SKALICKY

Steven S. Skalicky
Executive Vice President and
Chief Financial Officer

cc:                     Don Abbott, Senior Staff Accountant

Dana Hartz, Staff Accountant

John G. Foos, Chairman of the Audit Committee, TRH

Robert F. Orlich, President and Chief Executive Officer, TRH